December 16, 2024

R. Nolan Townsend
Chief Executive Officer
Lexeo Therapeutics, Inc.
345 Park Avenue South, Floor 6
New York, NY, 10010

       Re: Lexeo Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 13, 2024
           File No. 333-283781
Dear R. Nolan Townsend:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Megan Baier